SEC Mail Processing Section

MAR 09 2010



10035721

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Washington, DC 105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 66538

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diamond Edge Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 1620
(No. and Street)

New York, (City) New York (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Quinn (212) 342-7408
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas (Address) New York, (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24

OATH OR AFFIRMATION

I, Dennis Quinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diamond Edge Capital Partners, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
Sworn to before me this 8th day
of March, 20 10
Notary Public

Signature

Chief Financial Officer
Title

Notary Public

MICHAEL SENZ
Notary Public - State of New York
No. 01SE6114952
Qualified in New York County
Commission Expires August 30, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. Bound separately
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIAMOND EDGE CAPITAL PARTNERS, LLC
(A Limited Liability Company)

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Member
Diamond Edge Capital Partners, LLC

We have audited the accompanying statement of financial condition of Diamond Edge Capital Partners, LLC (A Wholly-Owned Subsidiary of Diamond Edge Capital Holdings, LLC and a Limited Liability Company) as of December 31, 2009, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diamond Edge Capital Partners, LLC as of December 31, 2009, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
March 8, 2010

DIAMOND EDGE CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current assets:	
Cash and cash equivalents	$ 774,818
Accounts receivable	1,553,702
Prepaid expenses and other current assets	19,646
Total current assets	2,348,166
Equipment, furniture and improvements, net	40,182
Investment - nonmarketable securities	816,750
Total	$ 3,205,098

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accounts payable	$ 245,730
Accrued expenses	240,164
Total current liabilities	485,894
Deferred rent	34,116
Total liabilities	520,010
Commitments and contingency	
Member's equity	2,685,088
Total	$ 3,205,098

See Notes to Financial Statements.

DIAMOND EDGE CAPITAL PARTNERS, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

Revenues:	
Fees	$ 11,598,573
Unrealized gain on nonmarketable securities	186,524
Miscellaneous income	6,650
Total income	11,791,747
Operating expenses:	
Salaries and commissions	5,938,264
Employee benefits	94,402
Payroll taxes	102,728
Insurance	7,586
Subfinders' fees	1,083,909
Professional fees	626,244
Rent	140,835
Travel and entertainment	390,406
Office supplies and expenses	121,394
Telephone	33,561
Filing and registration fees	69,914
Depreciation and amortization	36,270
Miscellaneous	17,506
Total	8,663,019
Income before provision for income taxes	3,128,728
Provision for income taxes	248,785
Net income	$ 2,879,943

See Notes to Financial Statements.

DIAMOND EDGE CAPITAL PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

Balance, January 1, 2009	$ 2,648,095
Net income	2,879,943
Distributions	(2,842,950)
Balance, December 31, 2009	$ 2,685,088

See Notes to Financial Statements.

DIAMOND EDGE CAPITAL PARTNERS, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Operating activities:	
Net income	$ 2,879,943
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	36,270
Deferred rent	(30,413)
Private equity investment received as fee income	(146,645)
Unrealized gain on investment - nonmarketable securities	(186,524)
Changes in operating assets and liabilities:	
Accounts receivable	(32,691)
Prepaid expenses and other current assets	8,673
Accounts payable and accrued expenses	(119,972)
Net cash provided by operating activities	2,408,641
Investing activities:	
Capital expenditures	(1,408)
Net cash used in investing activities	(1,408)
Financing activities:	
Distributions	(2,842,950)
Net cash used in financing activities	(2,842,950)
Decrease in cash and cash equivalents	(435,717)
Cash and cash equivalents, beginning of year	1,210,535
Cash and cash equivalents, end of year	$ 774,818
Supplemental disclosure of cash flow data:	
Income taxes paid	$ 122,000

See Notes to Financial Statements.

DIAMOND EDGE CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and business:

Diamond Edge Capital Partners, LLC (the "Company") was formed on February 17, 2004 as a limited liability company in the state of Delaware. The Company is a wholly-owned subsidiary of Diamond Edge Capital Holdings, LLC (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company specializes as a placement agency, primarily focusing on the alternative asset investment community. The Company's clients consist of hedge fund managers, private equity/venture capital managers and real estate managers.

The Company operates under the provisions of paragraph (k)(2) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Significant accounting policies:

Revenue recognition:

Fee revenue consists of fixed private placement fees based upon the initial investment in a fund, and/or a fixed percentage of the management and incentive fees generated by the initial investment in a fund. The Company records fee revenue either upon the capital commitment, the drawdown of the capital commitment, or when the Company is contractually entitled. In certain instances, retainer fees are received which are recorded as earned.

Cash equivalents:

Cash equivalents consist of short-term, highly liquid investments which are readily convertible into cash and have original maturities of three months or less when acquired.

Note 2 - Significant accounting policies (continued):

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change. At December 31, 2009, no allowance was necessary.

Equipment, furniture and improvements:

Equipment, furniture and improvements are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of equipment and furniture. Amortization of leasehold improvements is provided by the straight-line method based upon the shorter of the term of the related lease or estimated useful life. Maintenance and repair costs are charged to expense as incurred; costs of major additions and betterments are capitalized.

Income taxes:

The Company is a single-member LLC and as such is a disregarded entity for tax purposes. The Company's taxable income is included in the partnership return of its Parent. As a partnership, there is no Federal or New York State income tax; instead the earnings and losses are included in the personal returns of the Parent's members and taxed depending on their personal tax situations. Accordingly, the accompanying financial statements do not reflect a provision or liability for Federal or New York State income taxes. The Company is included in the consolidated New York City Unincorporated Business Tax ("UBT") return filed by its Parent. A provision for UBT has been included in the financial statements based on the Company's own operations.

The Company accounts for UBT pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A deferred tax provision and the related deferred tax assets and liabilities are recorded by the Company based upon the expected future tax consequences of temporary differences generated as a result of its own operations. There were no material deferred tax assets or liabilities at December 31, 2009.

Note 2 - Significant accounting policies (continued):

Income taxes (concluded):

The Company adopted the new accounting for uncertainty in income taxes guidance on January 1, 2009. The adoption of that guidance did not result in the recognition of any unrecognized tax benefits and the Company has no unrecognized tax benefits at December 31, 2009. The Company's U.S. Federal and state income tax returns prior to fiscal year 2006 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the statement of financial condition, if applicable.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Deferred rent:

Deferred rent represents the excess of rent expense recognized on a straight-line basis over scheduled lease payments.

Fair value measurement:

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

Note 2 - Significant accounting policies (continued):

Fair value measurement (continued):

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Note 2 - Significant accounting policies (concluded):

Fair value measurement (concluded):

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Subsequent events:

The Company has evaluated subsequent events through March 8, 2010 which is the date the financial statements were available to be issued.

Note 3 - Fair value measurements:

The Company's assets measured at fair value at December 31, 2009 have been categorized in the table below based upon the fair value hierarchy.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance, December 31, 2009
Private equity investment, at fair value			$816,750	$816,750
Totals	$ -	$ -	$816,750	$816,750

Changes in assets measured at fair value using Level 3 inputs for the year ended December 31, 2009 are as follows:

	Balance, January 1, 2009	Net Unrealized Gains	Purchases, Sales and Settlements (Net)	Balance, December 31, 2009	Change in Unrealized Gains (Losses) for Investments Still Held at December 31, 2009
Private equity investment, at fair value	$483,581	$186,524	$146,645	$816,750	$186,524

Note 3 - Fair value measurements (concluded):

Financial assets using Level 3 inputs were valued utilizing the net asset valuations provided by the underlying private investment company and/or their administrators. Management considers subscriptions and redemption rights, including any restrictions on the disposition of the interest, and other valuation information received from the underlying manager, in its determination of fair value. Valuation techniques utilized to determine fair value are consistently applied.

Note 4 - Equipment, furniture and improvements:

Furniture and fixtures	$ 27,689
Equipment	40,341
Leasehold improvements	123,062
	191,092
Less accumulated depreciation and amortization	150,910
Total	$ 40,182

Note 5 - Irrevocable standby letter of credit:

The Company has an irrevocable standby letter of credit with City National Bank in the amount of approximately $100,800 that automatically extends on a yearly basis. This standby letter of credit is used as a security deposit for the Company's landlord.

Note 6 - Concentrations of credit risk:

Fee revenue from three clients represents approximately 51% of the revenue earned during 2009.

The Company maintains its cash and cash equivalents accounts in one commercial bank. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings. At December 31, 2009, the Company had cash and cash equivalent balances in excess of Federally insured limits in the amount of approximately $433,000.

Note 7 - Related party transactions:

As of December 31, 2009, included in accounts payable is $101,250 due to a member of the Company.

Note 8 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $254,248, which was $219,581 in excess of its required net capital of $34,667. The Company's ratio of aggregate indebtedness to net capital was 2.05 to 1.

Note 9 - Commitments:

Operating lease:

The Company is party to an agreement to lease its operating facilities through October 31, 2010.

The Company's lease agreement provides for scheduled rent increases, as well as various real estate and cost of living escalations during the term of the lease, as well as a four month rent abatement during the first year. The Company is accounting for this lease on a straight-line basis. The result of this lease accounting is a deferred rent liability of approximately $34,116 at December 31, 2009. There is $93,000 of future minimum lease commitments for the year ending December 31, 2010.

Rent expense amounted to approximately $141,000 for the year ended December 31, 2009.

Contract with former member:

A former member of the Parent is contracted to perform consulting services on behalf of the Company. The contract commenced in May 2009 and is for a period of 55 months with monthly payments of $15,000 after an initial payment of $35,000. During the year ended December 31, 2009, total payments to the former member under the contract amounted to $140,000 and are included in operating expenses.

Note 10- Litigation:

The Company has been named as one of the defendants in a litigation arising in the ordinary course of business. The Company believes this lawsuit is without merit. No amount has been accrued in these financial statements since the outcome of this matter is uncertain, and since the resulting liability, if any, cannot be determined.

DIAMOND EDGE CAPITAL PARTNERS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009

Total member's equity	$ 2,685,088
Deductions and/or charges:	
Nonallowable assets:	
Petty cash	560
Accounts receivable	1,553,702
Prepaid expenses and other current assets	19,646
Equipment, furniture and improvements, net	40,182
Investment	816,750
Total deductions	2,430,840
Net capital	$ 254,248
Computation of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 485,894
Deferred rent	34,116
Aggregate indebtedness	$ 520,010
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 34,667
Excess net capital	$ 219,581
Excess net capital at 1,000%	$ 202,247
Ratio of aggregate indebtedness to net capital	2.05 to 1

See Report of Independent Public Accountants.

DIAMOND EDGE CAPITAL PARTNERS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (concluded) DECEMBER 31, 2009

Reconciliation with the Partnership's computation (included in Part IIA of form X-17A-5 filed January 27, 2010) as of December 31, 2009:

Net capital, as reported in Partership's Part IIA (Unaudited) FOCUS report	$	310,498
Audit adjustment to record an additional accrual		(56,250)
Net capital per above	$	254,248
Aggregage indebtedness, as reported in the Partnership's Part IIA (Unaudited) FOCUS report	$	463,760
Increase in aggregate indebtedness resulting from audit adjustments		56,250
Aggregate indebtedness per above	$	520,010

See Report of Independent Public Accountants.

DIAMOND EDGE CAPITAL PARTNERS, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2009 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2).

See Report of Independent Public Accountants.

DIAMOND EDGE CAPITAL PARTNERS, LLC

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2009 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2).

See Report of Independent Public Accountants.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Member
Diamond Edge Capital Partners, LLC

In planning and performing our audit of the financial statements of Diamond Edge Capital Partners, LLC (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal

control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the member of Diamond Edge Capital Partners, LLC, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


J.H. Cohn LLP

New York, New York
March 8, 2010


J.H. COHN LLP
Accountants and Consultants since 1919

Diamond Edge Capital Partners, LLC
(A Wholly-Owned Subsidiary of
Diamond Edge Capital Holding, LLC
and A Limited Liability Company)

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2009